EXHIBIT 21.1

Subsidiary Name	Jurisdiction of Incorporation
Integrated Energy Technologies, Inc.	Delaware

Fabri-Steel Products Incorporated	Michigan

Nelson Stud Welding, Inc.	Delaware

Nelson Stud Welding International, Inc.	Delaware

Profile Steel and Wire, Incorporated	Delaware

Progressive Stamping Co. (DE), Inc.	Delaware

Specialty Bar Products Company	Pennsylvania

The Ferry Cap & Set Screw Company	Ohio

MECO, Inc.	Delaware

Gear and Broach, Inc.	Delaware

Spiegelberg Manufacturing, Inc.	Ohio

Spun Metals, Inc.	Delaware

IET Acquisition Co., Inc.	Delaware